Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                            Name and Address of Corporation:

Cenovus Energy Inc.
2600, 500 Centre Street S.E.
Calgary, Alberta T2G 1A6

Item 2.                            Date of Material Change:

June 30, 2015

Item 3.                            Press Release:

A news release disclosing the material change was issued by Cenovus on June 30, 2015 through the services of CNW.

Item 4.                            Summary of Material Change:

On June 30, 2015, Cenovus Energy Inc. (“Cenovus”) announced that it had reached an agreement to sell Heritage Royalty Limited Partnership (“HRP”), its wholly-owned subsidiary, to Ontario Teachers’ Pension Plan (“Teachers’“) for gross cash proceeds of approximately $3.3 billion.

Item 5.1.                 Full Description of Material Change:

On June 30, 2015, Cenovus announced that it had reached an agreement to sell HRP, its wholly-owned subsidiary, to Teachers’ for gross cash proceeds of approximately $3.3 billion (the “Transaction”).  The effective date of the Transaction is April 1, 2015, and it is expected to close by the end of July 2015, subject to satisfaction of certain customary closing conditions and receipt of regulatory approval.

HRP holds approximately 4.8 million gross acres of royalty interest and mineral fee title lands in Alberta, Saskatchewan and Manitoba.  HRP also holds additional royalties, comprised of a royalty on certain of Cenovus’s working interest production, as well as a gross overriding royalty (“GORR”) on Cenovus’s Pelican Lake heavy oil property in northern Alberta and its enhanced oil recovery project in Weyburn, Saskatchewan.  The GORR represents less than 15% of HRP’s cash flow.

Where Cenovus has current working interest production on the HRP fee lands, Cenovus has entered into lease agreements with HRP.  Royalty rates and lease terms are attractive to Cenovus and are not expected to materially impact the free cash flow currently generated from these assets.  To help preserve the future growth and development of its conventional oil and gas business, Cenovus has also retained an option to acquire leases at pre-determined rates and lease terms for up to 10 years on more than 800,000 acres in zones of the fee lands currently being developed by Cenovus.  Approximately 40 staff members of HRP will be transferred as part of the Transaction.

The following table sets out certain information relating to the Transaction:

Gross proceeds ($ millions)	$3,300

For the three months ended March 31, 2015:
Production and cash flow
Third Party royalty interest volumes (BOE/d)	7,800
Implied Cenovus royalty interest volumes (BOE/d)(1)	5,400
Implied Weyburn and Pelican Lake GORR volumes (BOE/d)(1)(2)	1,600
Estimated cash flow from the royalty and fee lands business ($ millions)(3)	$30

Transaction metric
Transaction value per BOE/d	$223,000

Additional pro forma metrics
Production volumes (BOE/d)(4)	287,200 (vs. 295,000 prior to Transaction)
Cash and cash equivalents ($ millions)(5)	$5,100

Notes:

(1)                                 Cenovus’s production volumes are reported on a before-royalty basis and therefore will not be reduced by the disposition of the Cenovus royalty interest or gross overriding royalty volumes post-Transaction.

(2)                                 Pelican Lake GORR at 3%; Weyburn at 5% on Cenovus’s 50.4% net economic interest.

(3)                                 Cash flow is a non-GAAP measure defined as revenues less freehold tax, general & administrative expense and cash tax.  Cash flow has been calculated as if the royalty business existed as at January 1, 2015 as a stand-alone taxable entity.

(4)                                 Implied Cenovus royalty interest volumes and GORRs are accounted for as a royalty expense.

(5)                                 Includes pre-tax proceeds from the transaction plus cash and cash equivalents on the balance sheet as of March 31, 2015.

As at March 31, 2015, Cenovus’s net debt to capitalization ratio was 27%, which significantly improves after giving effect to the Transaction.  As a result of the Transaction, Cenovus’s consolidated production, on a pro forma basis, will be reduced by the approximately 7,800 barrels of oil equivalent per day (BOE/d) of associated third-party royalty interest volumes.

Item 5.2.                 Disclosure for Restructuring Transactions:

N/A

Item 6.                            Reliance on Subsection 7.1(2) of National Instrument 51-102:

N/A

Item 7.                            Omitted Information:

N/A

Item 8.                            Executive Officer:

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary
Telephone: 403-766-2000

Item 9.                            Date of Report:

July 9, 2015

Forward-Looking Information and Statements

This material change report contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of Cenovus’s experience and perception of historical trends. Forward-looking information in this material change report is identified by words such as “believe”, “expect”, “plan”, “future”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: expected Transaction metrics and estimated impacts of the Transaction to Cenovus, including expected pro forma financial and operational impacts as at and for the three months ended March 31, 2015 including those identified in the table set out in section 5.1 of this material change report and in the statement concerning the impact of the Transaction on Cenovus’s net debt to capitalization as at March 31, 2015; expected impact to Cenovus of lease agreements with HRP under the Transaction; and the expected timeline for closing of the Transaction. Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the oil and gas industry generally.

The factors or assumptions on which the forward-looking information is based include: ability to satisfy conditions to closing of the Transaction, including obtaining the necessary regulatory approval; successful closing of the Transaction; assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; and timely implementation of capital projects or stages thereof; Cenovus’s ability to generate sufficient cash flow from operations to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: risks inherent to closing of the Transaction, including obtaining the necessary regulatory approval and satisfying other closing conditions in connection therewith; as well as the other risk factors and uncertainties identified in Cenovus’s First Quarter Report, which remain accurate as of the date of this material change report. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in Cenovus’s most recent Annual Information Form/Form 40-F, “Risk Management” in Cenovus’s current quarterly and annual MD&A and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, on EDGAR at sec.gov and our website at cenovus.com.

Non-GAAP Measures

This material change report contains references to cash flow (defined above) and net debt to capitalization, which is a ratio that management uses to steward Cenovus’s overall debt position and as a measure of Cenovus’s overall financial strength, where net debt is a non-GAAP measure defined as debt net of cash and cash equivalents, debt is a non-GAAP measure defined as short-term borrowings and the current and long-term portions of long-term debt, and capitalization is a non-GAAP measure defined as net debt plus shareholders’ equity.

These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this material change report in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus’s first quarter 2015 Management’s Discussion & Analysis (MD&A) available at cenovus.com.

Barrels of Oil Equivalent

Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.